Exhibit 99.1

BAYTEX ANNOUNCES EXECUTIVE APPOINTMENT

CALGARY, ALBERTA (July 13, 2016) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce the appointment of Ed LaFehr to the position of President effective July 18, 2016. Mr. LaFehr will report to James Bowzer in his capacity as Chief Executive Officer.

Mr. LaFehr most recently served as Chief Operating Officer at Abu Dhabi National Energy Company (“TAQA”) in Abu Dhabi, UAE. He has 35 years of global experience leading large organizations, directing projects, managing assets and overseeing joint venture partnerships. Mr. LaFehr joined TAQA in 2012 as President of the company’s North American business, its largest subsidiary, and was promoted to the most senior executive position in the organization in 2014. He previously served as Senior Vice President at Talisman Energy Inc., accountable for its Canadian assets across Alberta, Saskatchewan and northeast British Columbia. Prior thereto, Mr. LaFehr’s career spanned 30 years at BP Plc/Amoco Corporation having held positions of increasing responsibility in technical and commercial disciplines, including operations in the United States, United Kingdom, Egypt and Trinidad and Tobago.

Mr. LaFehr holds a Master of Science in Geophysics from Stanford University and a Master of Science in Mineral Economics from the Colorado School of Mines. Prior to this he earned a Bachelor of Science degree in Geophysics from the University of Utah. He has served on the board of directors of many industry associations and was Chair of the Alberta Energy Policy Group for the Canadian Association of Petroleum Producers in 2013.

James Bowzer, Chief Executive Officer of Baytex, said: “We are very excited to have Ed joining Baytex. He is a proven executive having held senior leadership positions in numerous major hydrocarbon basins throughout North America and internationally. Baytex will benefit greatly from Ed’s strong operational knowledge, strategic vision and asset leadership as we chart our future growth and manage our business during this volatile commodity cycle.”

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 78% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com